

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 3, 2008

Mr. Sean Tetzlaff
Chief Financial Officer
Fronteer Development Group Inc.
1650-1055 West Hastings Street
Vancouver, BC Canada V6E 2E9

> **Re: Fronteer Development Group Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2007**
> **Filed March 28, 2008**
> **File No. 1-32557**

Dear Mr. Tetzlaff:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis

Acquisition of New West Gold Corporation, page 5

1.   We note that you have acquired one hundred percent of the issued and outstanding shares of New West. We further note that you have accounted for the transaction as an acquisition of assets. Please tell us the facts you have considered to arrive at your asset purchase conclusion for both Canadian and U.S.

GAAP. Please provide us an analysis for U.S. GAAP purposes using the guidance found in EITF 98-3.

Financial Statements

Consolidated Statements of Cash Flows, page 3

2.   Please tell us the nature of the accounts receivable, accounts payable and accrued liabilities that are reflected in the "Investing activities" section of your statement. Please clarify why you believe changes in these amounts should be reflected as investing activities.

Note 2 – Significant Accounting Policies

Exploration Properties and Deferred Exploration Expenditures, page 6

3.   We note your disclosure regarding the recognition of payments or receipt of option payments. Please clarify for both Canadian and U.S. GAAP, how you account for these receipts and payments.

Note 3 – Acquisition of New West Gold Corporation, page 10

4.   We note that your acquisition of New West included amounts related to deferred exploration expenditures. Please clarify for us the amount of such costs that have been recognized as an asset in your financial statements.

5.   Please tell us what method(s) you used to determine the fair value of the acquired exploration properties and deferred exploration expenditures.

Note 18 – Differences Between Canadian and U.S. Generally Accepted Accounting Principles, page 27

Note (a) – Interest in Exploration Properties and Deferred Exploration Costs, page 29

6.   Please explain why you have not presented a U.S. GAAP adjustment related to acquired deferred exploration costs associated with your New West Gold Corporation acquisition. Please clarify why you believe these amounts represent an asset under U.S. GAAP at the time of acquisition.

7.   We further note your disclosure that indicates under U.S. GAAP exploration costs are capitalized upon the determination of proven and probable mineral reserves. Please note that under U.S. GAAP, exploration costs shall be expensed as

incurred regardless of a property's stage of development or the existence of reserves. This includes all drilling and related exploration costs associated with upgrading mineral resources to reserves as well as costs incurred to identify additional resources at development or production stage properties. Please modify your accounting policy accordingly.

Note (d) – Investment in Aurora, page 29

8.   We note you have reflected your dilution gains as capital transactions for U.S. GAAP purposes due to Aurora being a development stage entity. Please explain It is unclearwhy you believe an enterprise's stage of development is determinative in the accounting for such transactions and tell us the guidance you are relying upon. Please refer to SAB Topic 5:H and paragraph 10 of SFAS 7.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief